Robert E. Burwell | 415 432 6107 | reburwell@mintz.com	44 Montgomery Street 36th Floor San Francisco, California 94104 415-432-6000 415-432-6001 fax www.mintz.com

January 30, 2014

VIA EDGAR, FAX & FEDEX

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Regarding: PriceSmart, Inc. Form 10-K for Fiscal Year Ended August 31, 2013 Filed October 30, 2013 File No. 000-2793

Dear Mr. Thompson:

We are in receipt of the Staff’s letter dated January 17, 2014 with respect to the above-referenced Form 10-K.  We are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”).  For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

Exhibit 13.1
Notes to Consolidated Financial Statements, page 43
Note 2 – Summary of Significant Accounting Policies, page 46

Staff Comment 1. We note you provided disclosure about the methods, assumptions and estimates related to the valuation of merchandise inventories in your discussion of your critical accounting policies in Form 10-K for the fiscal year ended August 31, 2012. Your disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the first paragraph on page 28 suggests management continues to review and evaluate its estimates related to merchandise inventories. In light of the significance of your merchandise inventories, we are unclear why the nature of your estimates or assumptions underlying the measurement of merchandise inventories is no longer considered material to your reported financial condition and operating performance. Please advise. Also, please explain why your inventory accounting policies are not disclosed in the notes to your consolidated financial statements as required by ASC 330 and Rule 5-02 of Regulation S-X.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
January 30, 2014

Company Response: Beginning with its Quarterly Report on Form 10-Q for the quarter ending February 28, 2014, the Company will revise its disclosure to remove merchandise inventories from the list of matters for which a change in estimates could have a material impact on the Company’s financial condition and results of operations. The Company’s actual inventory losses and obsolescence historically have not varied significantly from its estimates. Historical run rates have not varied significantly from year to year, and the difference between actual amounts recorded versus the estimated inventory loss and obsolescence was significantly less than 1% of net income and operating income for both fiscal year 2013 and 2012. The Company believes its stable and predictable inventory loss and obsolescence are attributable to the nature of the merchandise mix, the limited number of product lines offered, inventory turnover rate, merchandise packaging, and merchandise storage. Based on its historical experience, the Company does not anticipate a “reasonably likely future experience” that would vary from its actual estimates to an extent that would have a material effect on its financial statements. See Release Nos. 33-8098 and 34-45907: Disclosure in Management's Discussion and Analysis, About the Application of Critical Accounting Policies.

With respect to the Staff’s question regarding why the Company does not disclose in the notes to its consolidated financial statements the inventory accounting policies as required by ASC 330 and Rule 5-02 Regulation S-X, the Company will provide the following disclosure in its Quarterly Report on Form 10-Q for the quarter ending February 28, 2014 and future periodic reports:

Merchandise Inventories – Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Revenue Recognition

Staff Comment 2. We note your disclosure that you recognize revenue from gift certificates when the certificates are redeemed or have expired; however, we also note you assume a 100% redemption rate “prior” to the expiration of the gift certificate. Please clarify how assuming 100% redemption prior to expiration impacts your recognition of revenue from the gift certificates. If you are assuming no breakage on gift certificates prior to expiration, please revise your disclosure in future filings accordingly to clarify your policy.

Company Response: The Company assumes a 0% breakage on gift certificates; therefore, no revenue is recognized until the gift certificates are redeemed or expired. The Company will revise its disclosure with regard to revenue recognition on gift certificates to state that it assumes no breaka

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
January 30, 2014

ge on gift certificates starting with the Quarterly Report on Form 10-Q for the quarter ending February 28, 2014. The revised disclosure will state as follows:

The Company recognizes gift certificate sales revenue when the certificates are redeemed. The outstanding gift certificates are reflected as other accrued expenses in the consolidated balance sheets. These gift certificates generally have a one-year stated expiration date from the date of issuance. However, the absence of a large volume of transactions for gift certificates impairs the Company's ability to make a reasonable estimate of the redemption levels for gift certificates. Therefore, the Company assumes a 100% redemption rate that is the equivalent of no breakage, prior to expiration of the gift certificate. The Company periodically reviews unredeemed outstanding gift certificates, and the gift certificates that have expired are recognized as Revenues: Other income on the consolidated statements of income.

In accordance with your request, PriceSmart hereby acknowledges:

1.           PriceSmart is responsible for the adequacy and accuracy of the disclosure in the filings;

2.           Staff comments or changes to PriceSmart’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           PriceSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 432-6107 with any questions or comments you may have.

Very truly yours,
/s/ ROBERT E. BURWELL

Robert E. Burwell
of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.